Via Facsimile and U.S. Mail
Mail Stop 4720

July 8, 2009

Mr. J. Allen Berryman
Chief Financial Officer
Stewart Information Services Corporation
1980 Post Oak Blvd.,
Houston, Texas   77056

**Re: Stewart Information Services Corporation
Form 10-K for the Year Ended December 31, 2007
Form 10-Q for the Quarterly Period Ended September 30, 2008
File No. 001-02658**

Dear Mr. Berryman:

We have completed our review of your Form 10-K and of your Form 10-Q and
have no further comments at this time.

Sincerely,

Gus Rodriguez
Accounting Branch Chief